March 27, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.
      Branch Chief – Legal

Re:	Code Rebel Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Code Rebel Corporation, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of  the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of 2,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated February 4, 2015 with respect to Amendment No. 3 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on January 20, 2015, CIK No. 0001613011.

Courtesy copies of this letter and the Registration Statement, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in this letter correspond to the page numbers of the Registration Statement.

March 27, 2015

Prospectus Cover Page

1.
We were unable to locate the revisions made in response to prior 3. The table on the cover page should include “total minimum” and “total maximum” columns, given the min/max nature of the proposed offering.

Response:  As requested by the staff, the cover page of the prospectus includes a revised blank table that will indicate minimum and maximum offering amounts and the impact receipt of those offering amounts will have on commissions and net proceeds. This table also appears under “Underwriting” on page 59.

Prospectus Summary

Our Revenue Model and Product Distribution, page 3

2.
We note your response to prior comment 4. Please revise to quantify the number of paid licenses and trial licenses included in the total number of licenses that you have granted. Additionally, please advise us whether a trial license that was converted into a paid license was counted as a single license in the above-referenced total, and if not, please revise to clearly indicate this. Lastly, please provide us with the percentage of trial licenses that have been successfully converted into paid licenses.

Response:  In response to this comment, revised disclosure has been added on pages 4, 30 and 40 to indicate that the Company’s licenses currently include 1,866 paid customer licenses and 16,882 free-of-charge licenses for trial uses of its products. Substantially all of the Company’s paid licenses began as free-of-charge trial licenses that were subsequently converted by licensees to the Company’s payment terms (and are counted only once as paid licenses in the breakdown above). Based on its experience, the Company believes that approximately 10% of all new trial licenses are ultimately converted into paid licenses. The Company has also indicated for further clarity that paid licenses are currently held by 1,616 single user licensees, as well as 250 corporate licensees supporting 75 individual users each on average, totaling approximately 20,245 paid users.

Risk Factors

Risks Related to Our Company and Our Industry

We are an “emerging growth company” and our election to delay adoption..., page 22

3.
We note your response to prior comment 6; however, it does not appear that the referenced risk factor informs potential investors that management will not be required to conduct an evaluation of the effectiveness of your internal control over financial reporting until the end of the fiscal year for which your second annual report is due. Please revise to discuss resulting risks in a separately-captioned risk factor or advise.

Response:  At the staff’s request, an additional risk factor has been included on page 23 to inform potential investors that management of the Company will not be required to conduct an evaluation of the effectiveness of its internal control over financial reporting until the end of the fiscal year for which its second annual report is due and to disclose the resulting risks.

March 27, 2015

Dilution, page 29

4.
It appears that information presented in your dilution table assumes completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. Make similar revisions to your beneficial ownership table on page 54.

Response:As requested by the staff, the Dilution table on page 29 has been revised to also present information that assumes completion of the minimum offering. Similar revisions have been made to the Beneficial Ownership table on page 52. The Company also notes further changes in regard to minimum and maximum offering disclosures on pages 6, 7, 8, 24, 55, 56, 59 and 62.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Revenue, page 33

5.
With respect to prior comments 8 and 10, please confirm, if true, that the technical problems you encountered in 2013 did not result in material costs and that other technical problems that may negatively impact your results are not known to currently exist. If the costs of these events were material, it appears you should estimate the range of the costs incurred because of the technical problems you describe.

Response:  Code Rebel confirms that the technical problems it encountered in 2013 did not result in material costs and that other technical problems that may negatively impact its results are not known to currently exist. Disclosure to this effect has been added on pages 17 and 31.

Executive Compensation

Summary Compensation Table, page 52

6.
Please revise the summary compensation table to cover the two most recently completed fiscal years (i.e., 2014 and 2013). See Item 402(n)(1) of Regulation S-K. Also update other disclosure responsive to Item 402 so that the disclosure is provided with respect to the most recently completed year. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In accordance with Item 402(n)(1) of Regulation S-K, the summary compensation table on page 50 has been updated to cover the fiscal years 2013 and 2014. Similar updated disclosure appears on pages 50 (below the table) and 51.

March 27, 2015

Certain Relationships and Related Party Transactions, page 55

7.
Your response to prior comment 18 indicates that the sales price of your office space was based on an evaluation of the fair market value of the property at the time of the sale. Please revise to clarify who conducted this evaluation.

Response:  As requested by the staff, the independent real estate valuation firm that prepared the market value evaluation opinion (ACM Consultants, Inc., one of the largest such firms in Hawaii) is named on page 53.

Item 16. Exhibits and Financial Statement Schedules, page II-3

8.
Please file the escrow agreement as soon as practicable. We will need adequate time to review this agreement prior to effectiveness. Additionally, clarify whether investors will be entering into subscription agreements in connection with offering, and if so, file a form of the agreement as an exhibit.

Response: In response to the staff’s comment, the Company is filing the form of subscription agreement to be used in the offering and will file the form of escrow agreement in an amendment to the current filing. The Exhibit Index has been updated for these exhibits.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and Burnham Securities as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding.  At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  The Company expects that final pricing information will be provided in the Registration Statement, and the Company does not expect to rely on Rule 430A.  The request of Burnham Securities will include the representation from the underwriters with respect to compliance with Rule 15c2-8.  A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.  We believe that all other supplemental information requested by the staff has been provided.

March 27, 2015

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mitchell Austin, Esq. Mr. Arben Kryeziu Mr. Reid Dabney Mr. Lawrence Lichter Mr. Hugh Dunkerley